UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               TRC Companies, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    872625108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872625108
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      The Clark Estates, Inc.
      13-5524538
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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               5.    SOLE VOTING POWER

                     710,350
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            710,350
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      710,350
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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Item 1(a). Name of Issuer:

      TRC Companies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      5 Waterside Crossing
      Windsor, Connecticut 06095

Item 2(a). Name of Person Filing:

      The Clark Estates, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      One Rockefeller Plaza
      31st Floor
      New York, New York 10020

Item 2(c). Citizenship:

      New York

Item 2(d). Title of Class of Securities:

      Common Stock, par value $.10 per share

Item 2(e). CUSIP Number:

      872625108

Item 3. If This Statement is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
      (d)   |_|   Investment company as defined in Section 8 of the Investment
                  Company Act.
      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E).
      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).
      (g)   |_|   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership:

      (a)   Amount beneficially owned:  710,350

      (b)   Percent of class:   5.1%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:              710,350

            (ii)  Shared power to vote or to direct the vote:                  0

            (iii) Sole power to dispose or to direct the disposition of: 710,350

            (iv)  Shared power to dispose or to direct the disposition of:     0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005
                                                THE CLARK ESTATES, INC.


                                                By: /s/ Kevin S. Moore
                                                    ----------------------------
                                                Name: Kevin S. Moore
                                                Title: President